      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 2001
                                                     REGISTRATION NO. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                          CAPSTEAD MORTGAGE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           MARYLAND                                              75-2027937
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                          8401 NORTH CENTRAL EXPRESSWAY
                                    SUITE 800
                            DALLAS, TEXAS 75225-4410
                                 (214) 874-2323
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                             ----------------------

                                ANDREW F. JACOBS
                          8401 NORTH CENTRAL EXPRESSWAY
                                    SUITE 800
                            DALLAS, TEXAS 75225-4410
                                 (214) 874-2323
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)

                             ----------------------

       The Commission is requested to send copies of all communication to:

                                  DAVID BARBOUR
                             ANDREWS & KURTH L.L.P.
                                1717 MAIN STREET
                                   SUITE 3700
                               DALLAS, TEXAS 75201
                                 (214) 659-4400

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                               PROPOSED MAXIMUM        PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE          OFFERING PRICE            AGGREGATE            AMOUNT OF
          TO BE REGISTERED                 REGISTERED             PER UNIT(1)         OFFERING PRICE(1)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           9,298,717 shares            $16.48             $153,242,856.16           $38,311
=============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low sales prices of the Common Stock on June 18, 2001 as reported on the New York Stock Exchange.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS


                                 [CAPSTEAD LOGO]


                          CAPSTEAD MORTGAGE CORPORATION

                                  COMMON STOCK

         You should        Through this prospectus, Fortress Investment Group,
         carefully         LLC may offer and sell from time to time up to
         consider the      9,298,717 shares of our common stock, which is listed
         risk factors      on the New York Stock Exchange under the symbol
         beginning on "CMO." Fortress may sell the shares from time to time page 4 of this at market prices at the time of sale or at negotiated
         prospectus.       prices.

         Fortress may sell all or a portion of the common stock through agents, to or through underwriters or dealers, or directly to other purchasers. See "Plan of Distribution." The related prospectus supplement for each offering of securities will set forth the name of any agents, underwriters or dealers involved in the sale of those securities and any applicable fee, commission, discount or indemnification arrangement with any such party. We will not receive any of the proceeds from the sale of any common stock by Fortress. See "Use of Proceeds."

         This prospectus may not be used to consummate sales of common stock without an accompanying prospectus supplement.

         You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement accompanying this prospectus and that we or Fortress have referred you to.

         Neither we nor Fortress has authorized anyone to provide you with information that is different.

         You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

         References in this prospectus to "we," "us," "our" and "the company" are to Capstead Mortgage Corporation. References in this prospectus to "Fortress" are to Fortress Investment Group, LLC.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  THE DATE OF THIS PROSPECTUS IS JUNE 19, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov and at the public reference rooms of the New York Stock Exchange, 20 Broad Street, New York, New York and the Pacific Stock Exchange, 115 Sansome Street, San Francisco, California.

         We have filed a registration statement with the SEC on Form S-3 relating to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. You may refer to the registration statement and the related exhibits for more information about the securities offered by this prospectus. The statements we make in this prospectus regarding the content of any documents filed as exhibits to the registration statement are not necessarily complete, and you should refer to the filed copy for additional information. All our statements about these documents are qualified in their entirety by the exhibits to the registration statement.


                      INCORPORATION OF INFORMATION WE FILE
                            WITH THE SEC BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities offered under this prospectus are sold. This prospectus is part of the registration statement we filed with the SEC.

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

         2. Our definitive Proxy Statement dated March 9, 2001, issued in connection with our annual stockholders' meeting.

         3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

         4. Our definitive Proxy Statement dated May 17, 2001, issued in connection with a proposed one-for-two reverse split of our common stock.

         You may view and obtain copies of these filings in the Investor Relations section of our website at www.capstead.com. You may also request a copy of these filings, at no cost, by writing or telephoning us at Capstead Mortgage Corporation, 8401 N. Central Expressway, Suite 800, Dallas, Texas 75225, telephone (214) 874-2323, Attention: Investor Relations.

                                  RISK FACTORS

         THE FOLLOWING INFORMATION, WHICH YOU SHOULD CAREFULLY CONSIDER, IDENTIFIES CERTAIN SIGNIFICANT SOURCES OF RISK ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK.

CHANGES IN INTEREST RATES
  MAY ADVERSELY AFFECT OUR
  EARNINGS............................  Our earnings currently depend, in part, on the difference or "spread" between
                                        the interest we receive on our mortgage
                                        securities and other investments, and
                                        the interest we pay on our related
                                        borrowings, which are generally based on 30-day London Interbank Offered Rates. The resulting spread may be reduced or even turn negative in a rising short-term interest rate environment. Because a substantial portion of our mortgage investments are adjustable-rate mortgage securities, the risk of rising short-term interest rates is generally offset to some extent by increases in the rates of interest earned on the underlying adjustable-rate mortgage loans, which reset periodically based on underlying indices (generally 1-year Constant Maturity U.S. Treasury Note Rates). Since adjustable-rate mortgage loans generally limit the amount of these increases during any single interest rate adjustment period and over the life of the loan, interest rates on borrowings can rise to levels that may exceed the interest rates on the underlying loans contributing to lower or even negative financing spreads. At other times, as seen in 1998 and now in 2001, declines in these indices during periods of falling short-term interest rates will negatively affect yields on adjustable-rate mortgage securities as the underlying adjustable-rate loans reset at lower interest rates. If declines in these indices exceed declines in our borrowing rates, our earnings may be adversely affected.

                                        Another effect of changes in interest
                                        rates is that, as long-term interest
                                        rates decrease, the rate of principal
                                        prepayments on mortgage loans underlying our mortgage investments generally increases. As seen in 1998, prolonged periods of high prepayments can significantly reduce the expected life of our mortgage investments; therefore, the actual yields realized can be lower due to faster amortization of premiums. Further, to the extent we cannot reinvest the proceeds of prepayments on our mortgage investments at a rate of interest at least equal to the rate previously earned on those investments, our earnings may be adversely affected.

                                        A change in interest rates also impacts
                                        the results we
                                        recognize in our earnings from our CMO
                                        investments, which currently consist
                                        primarily of fixed-rate CMO residuals.
                                        As seen in 1998, if mortgage interest
                                        rates fall, prepayments on the
                                        underlying mortgage loans generally will be higher, accelerating the amortization of collateral premiums and bond discounts. Conversely, if mortgage interest rates rise significantly above interest rates on the collateral, principal prepayments will typically diminish, improving the overall return on an investment in a fixed-rate CMO residual because of an increase in time over which we receive positive net cash flows and can amortize remaining collateral premiums and bond discounts.

                                        We periodically sell mortgage assets,
                                        which may increase our income volatility because of the recognition of transactional gains or losses. These sales may become attractive as the value of our mortgage assets fluctuates with changes in interest rates. At other times, such as in the second quarter of 2000, we may shift our investment focus, resulting in asset sales.

SOME OF OUR MORTGAGE INVESTMENTS
  ARE MORE CREDIT SENSITIVE THAN OUR
  OTHER INVESTMENTS...................  In addition to its residential mortgage investments, the company invests from
                                        time to time in commercial mortgage
                                        assets including commercial
                                        mortgage-backed securities. Commercial
                                        mortgage assets are generally viewed as
                                        exposing an investor to greater risk of
                                        loss than residential mortgage-backed
                                        securities because such assets are
                                        typically secured by larger loans to
                                        fewer obligors than residential
                                        mortgage-backed securities. Commercial
                                        property values and net operating income are subject to volatility, and net operating income may be sufficient or insufficient to cover debt service on the related mortgage loan at any given time. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project and the ability of the applicable property to produce net operating income rather than upon the liquidation value of the underlying real estate. Even when the current net operating income is sufficient to cover debt service, there can be no assurance that this will continue to be the case in the future.

                                        Additionally, commercial properties may
                                        not readily be convertible to
                                        alternative uses if such properties were to become unprofitable due to competition, age of improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditures, which may or may not be available.

                                        The availability of credit for
                                        commercial mortgage loans is
                                        significantly dependent upon economic
                                        conditions in the markets where such
                                        properties are located, as well as the
                                        willingness and ability of lenders to
                                        make such loans. The availability of
                                        funds in the credit markets fluctuates
                                        and there can be no assurance that the
                                        availability of such funds will increase above, or will not contract below current levels. In addition, the availability of similar commercial properties, and the competition for available credit, may affect the ability of potential purchasers to obtain financing for the acquisition of properties. This could effect the repayment of commercial mortgages.

                                        Credit sensitive residential mortgages
                                        differ from commercial mortgages in
                                        several important ways, yet can still
                                        carry substantial credit risk.
                                        Residential mortgage-backed securities
                                        typically are secured by smaller loans
                                        to more obligors than commercial
                                        mortgage-backed securities, thus
                                        spreading the risk of mortgagor default.
                                        However, most of the mortgages
                                        supporting credit sensitive residential
                                        mortgage-backed securities are made to
                                        homeowners that do not qualify for
                                        agency loan programs for reasons
                                        including loan size, financial
                                        condition, or work or credit history
                                        that may be indicative of higher risk of default than loans qualifying for such programs. As with commercial mortgages, in instances of default we may incur losses if proceeds from sales of the underlying collateral are less than the unpaid principal balances of the mortgage loans and related foreclosure costs. However, with residential mortgages, this risk may be mitigated by various forms of credit enhancements including, but not limited to, primary mortgage insurance.

                                        Through the process of securitizing both commercial and residential mortgages, credit risk can be heightened or minimized. Senior classes in multi-class securitizations generally have first priority over cash flows from a pool of mortgages and, as a result, carry the least risk, highest investment ratings and the lowest yields. Typically a securitization will also have mezzanine classes and subordinated classes. Mezzanine classes will generally have somewhat lower credit ratings and may have average lives that are longer than the senior classes. Subordinate classes are junior in the right to receive cash flow from the underlying mortgages, thus providing credit enhancement to the senior and mezzanine classes. As a result, subordinated securities will have lower credit ratings because of the elevated risk of credit loss inherent in these securities.

                                        The availability of capital from
                                        external sources to finance investments
                                        in credit-sensitive commercial and
                                        residential mortgage assets that are not financed to maturity at acquisition may be diminished during periods of mortgage finance market illiquidity, such as was experienced in 1998. Additionally, if market conditions deteriorate resulting in substantial declines in value of these assets, sufficient capital may not be available to support the continued ownership of these assets, requiring them to be sold at a loss.

                                        IF OUR EARNINGS OR THE VALUE OF OUR
                                        MORTGAGE ASSETS ARE ADVERSELY AFFECTED
                                        BY A CHANGE IN INTEREST RATES OR CHANGE
                                        IN THE CREDIT QUALITY OF THE INVESTMENT
                                        PORTFOLIO, THE BOOK VALUE OF OUR COMMON
                                        STOCK MAY DECLINE.

WE ARE CURRENTLY INVOLVED IN
  STOCKHOLDER LITIGATION..............  During 1998 twenty-four purported class action lawsuits were filed against us
                                        and certain of our officers alleging,
                                        among other things, that we violated
                                        federal securities laws by publicly
                                        issuing false and misleading statements
                                        and omitting disclosure of material
                                        adverse information regarding our
                                        business during various periods between
                                        January 28, 1997 and July 24, 1998. The
                                        complaints claim that as a result of
                                        such alleged improper actions, the
                                        market price of our equity securities
                                        were artificially inflated during that
                                        time period. The complaints seek
                                        monetary damages in an undetermined
                                        amount. In March 1999 these actions were consolidated and in July 2000 a lead plaintiff group was appointed by the court. An amended complaint was filed October 20, 2000. The amended complaint seeks monetary damages in an undetermined amount. We responded to this amended complaint on February 20, 2001 with a motion to dismiss all allegations against us and our officers. On April 20, 2001, the plaintiffs responded to our motion to dismiss. We filed our reply to the plaintiff's response on May 21, 2001. We believe that we have meritorious defenses to the claims and we intend to vigorously defend against the actions. Based on available information, we believe the resolution of these suits will not have a material adverse effect on our financial position.


                                   THE COMPANY

         We were incorporated on April 15, 1985 in Maryland and commenced operations in September 1985. We are a mortgage investment firm operating as a real estate investment trust ("REIT") that earns income from investing in mortgage assets on a leveraged basis and from other investment strategies. Currently, our investment strategy focuses on real estate-related assets, including, but not limited to, adjustable-rate single-family residential mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae ("Agency Securities") and credit-sensitive commercial and residential real estate-related assets.

         We and our qualified REIT subsidiaries have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and intend to continue to do so. As a result of this election, we and our qualified REIT subsidiaries are not taxed at the corporate level on taxable income distributed to stockholders, provided that certain REIT qualification tests are met. Certain other affiliated entities which are consolidated with the company for financial reporting purposes, are not consolidated for federal income tax purposes because such entities were not established as REITs or qualified REIT subsidiaries. All taxable income of these affiliated entities are subject to federal and state income taxes, where applicable.


                             THE SELLING STOCKHOLDER

         Fortress is a real estate investment firm with experience in investing in a variety of asset types across the credit spectrum.

         In December 1999, we issued $51.2 million of our Series C and D voting preferred shares to Fortress. The Series C and D voting preferred shares could be convertible into our common stock at any time at Fortress's option. During the fourth quarter of 2000 and the second quarter of 2001, Fortress converted all of its Series C and D voting preferred shares into 5,378,000 common shares. Together with its purchases on the open market of 3,920,717 shares of our common stock, Fortress controlled approximately 34% of our voting shares as of June 18, 2001.

         Through this prospectus, Fortress may sell up to 9,298,717 shares of our common stock (the "Fortress Shares") from time to time at market prices at the time of sale or at negotiated prices. Fortress and/or the purchasers of its shares may pay broker-dealers compensation in the form of discounts, concessions or commissions. Fortress and any agents or broker-dealers that participate with Fortress in the distribution of these shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Any commissions received by them and any profit on the resale of these shares may be deemed to be underwriting commissions or discounts under the Securities Act.

         Since Fortress may sell all, some or none of the Fortress Shares, no estimate can be made of the actual aggregate number of shares that will be sold pursuant to this prospectus. See "Plan of Distribution" for more information concerning sales of the Fortress Shares. If all of the Fortress Shares offered hereby are sold, Fortress would no longer own any of our outstanding common stock, assuming Fortress does not purchase or acquire any additional shares of our common stock after the date of this prospectus.

         Any prospectus supplement relating to the offering of any Fortress Shares under this prospectus will set forth the number of Fortress Shares being offered for the account of Fortress, as well as the number of Fortress Shares owned by Fortress upon completion of such offering.

         In the event that any offering by Fortress is underwritten, we will have the right to select the managing underwriter or underwriters. Additionally, if Fortress makes an offering of Fortress Shares in conjunction with an offering by us of our securities, Fortress must sell its Fortress Shares to the underwriter selected by us on the same terms and conditions as apply to us. Fortress may also elect to sell all or a portion of the Fortress Shares pursuant to an exemption from registration, provided that we have determined to our satisfaction that registration of the Fortress Shares is not required as a result of the availability of such an exemption from registration under the Securities Act.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by Fortress of any Fortress Shares.


                 RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                            PREFERRED STOCK DIVIDENDS

         The following table sets forth the historical ratios of earnings to combined fixed charges and our preferred stock dividends for the periods indicated:

                                                                             YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------
                                             QUARTER ENDED
                                            MARCH 31, 2001        2000       1999     1998      1997       1996
                                            --------------       ------     ------   ------    ------     ------
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends(a)                            1.15:1           0.87:1     1.07:1   0.63:1    1.20:1     1.14:1

(a) Includes fixed charges relating to CMO's issued by the company's finance subsidiaries. Excluding interest expense on CMO debt, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.26:1, 0.77:1, 1.14:1, 0.28:1, 1.36:1, and 1.28:1, respectively, for the periods indicated.

                            DESCRIPTION OF SECURITIES

GENERAL

         Our authorized capital stock currently consists of 100,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.10 per share. As of June 18, 2001, there were 27,523,795 shares of our common stock, 373,005 shares of our $1.60 Cumulative Preferred Stock designated as "Series A Preferred Stock" and 15,842,552 shares of our $1.26 Cumulative Convertible Preferred Stock designated as "Series B Preferred Stock" issued and outstanding. The common stock, Series A Preferred Stock and Series B Preferred Stock are listed on the New York Stock Exchange.

COMMON STOCK

         Each share of common stock is entitled to one vote. The outstanding shares of common stock are fully paid and non-assessable. Holders of shares of common stock do not have cumulative voting rights or preference, conversion, exchange, subscription or preemptive rights. Subject to our obligations to pay dividends on all shares of our outstanding preferred stock, each share of common stock is entitled to participate equally in dividends on the common stock when and as declared by our board of directors and in the distribution of our assets upon liquidation after payment of our liabilities and liquidation preferences with regard to our preferred stock. The foregoing summary does not purport to be a complete description of our common stock and is subject to, and qualified in its entirety by reference to, our charter and bylaws, in each case as amended and supplemented to date and filed as exhibits to the registration statement.

RECENT EVENTS

         On April 30, 2001, we announced that our board of directors has authorized a special dividend of $7.30 per common share, or approximately $200 million of our common stockholders' equity, payable on June 29, 2001 to stockholders of record as of June 13, 2001. Because of the significance of this distribution, the shares will not trade ex-dividend until July 2, 2001. Common stockholders who sell their shares after the record date, and through the payment date, will also be selling their right to receive the special dividend.

         On June 15, 2001, our stockholders approved a 1-for-2 reverse common stock split that will become effective at the close of business on June 29, 2001.

REDEMPTION OR REPURCHASE OF CAPITAL STOCK TO MAINTAIN OUR STATUS AS A REIT

         Our charter provides that if our board of directors determines in good faith that the direct or indirect ownership of our stock has or may become concentrated to an extent which would cause us to fail to qualify or be qualified as a REIT under Sections 856(a)(5) or (6) of the Code, or similar provisions of successor statutes, we may redeem or repurchase any number of shares of common stock and/or preferred stock sufficient to maintain or bring such ownership into conformity with the Code and may refuse to transfer or issue shares of common stock and/or preferred stock to any person whose acquisition would result in our being unable to conform with the requirements of the Code. In general, Code Sections 856(a)(5) and (6) provide that, as a REIT, we must have at least 100 beneficial owners for 335 days of each taxable year and that we cannot qualify as a REIT if, at any time during the last half of our taxable year, more than 50% in value of our outstanding stock is owned, directly or indirectly, by or for not more than five individuals. In addition, our charter provides that we may redeem or refuse to transfer any shares of our capital stock to the extent necessary to prevent the imposition of a penalty tax as a result of ownership of those shares by certain disqualified organizations, including governmental bodies and tax-exempt entities that are not subject to tax on unrelated business taxable income. The redemption or purchase price for those shares shall be equal to the fair market value of those shares as reflected in the closing sales price for those shares if then listed on a national securities exchange, or the average of the closing sales prices for those shares if then listed on more than one national securities exchange, or if those shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter on the last business day for which closing prices are available immediately preceding the day on which notices of such acquisitions are sent or, if no such closing sales prices or quotations are available, then the net asset value of those shares as determined by our board of directors in accordance with the provisions of applicable law.

         Our board of directors has elected to exclude purchases of our common stock by Fortress from the operation of the charter provisions described above.

SPECIAL STATUTORY REQUIREMENTS FOR CERTAIN TRANSACTIONS

         The following summary of certain provisions of the Maryland General Corporations Law (the "MGCL") and of the company's charter and the bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the company's charter and the bylaws, copies of which are filed with the Commission.

         Business Combination Statute. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

         Pursuant to the statute, our board of directors has elected to exclude purchases of our common stock by Fortress from the operation of the statute. Consequently, the five-year prohibition and the super-majority vote requirements of the statute will not in any event apply to business combinations between Fortress and us. As a result, Fortress may be able to enter into business combinations with us without compliance by Fortress with the super-majority vote requirements and the other provisions of the statute.

         Control Share Acquisition Statute. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved.

         If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation and adopted at any time before the acquisition of shares.

         Our bylaws have been amended to include a provision exempting from the control share acquisition statute any and all acquisitions by Fortress and its affiliates of up to 40% of the voting power of our common stock. This provision is irrevocable and may only be amended to increase the aggregate percentage of our common stock that Fortress may acquire.

         Possible Anti-takeover Effect of Certain Provisions of Maryland Law and of the Company's Charter and Bylaws. The business combination provisions and, if the applicable provision in the company's bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of the company's charter on ownership and transfer of stock could delay, defer or prevent a transaction or a change in control of the company or other transaction that might involve a premium price for holders of common stock or otherwise be in their best interest.

                              PLAN OF DISTRIBUTION

         We are registering shares of common stock for Fortress, who may sell or distribute these shares from time to time after the registration statement relating to this prospectus becomes effective. These shares may also be sold by third parties to whom Fortress transfers its stock, or by its successors in interest. Fortress may sell stock to one or more purchasers or through brokers, dealers or underwriters acting as agents or acquiring the stock as principals. Fortress may sell the stock at prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Fortress may sell its stock in one or more of the following methods, which may include block transactions:

         o        ordinary brokers' transactions;

         o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

         o "at the market" to or through market makers or into an existing market for the common stock;

         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

         o through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

         o        in privately negotiated transactions;

         o        to cover short sales; or

         o        any combination of the foregoing.

         From time to time, Fortress may pledge, hypothecate or grant a security interest in some or all of the shares it owns. If Fortress does so, and if there is a foreclosure or default on those obligations the pledgees, secured parties or persons to whom Fortress hypothecated its shares will be considered the relevant selling shareholders under this prospectus.

         The number of shares Fortress beneficially owns will decrease if it transfers, pledges, donates or assigns its shares. The plan of distribution under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be considered additional selling shareholders. Also, Fortress may sell short its common stock from time to time. Fortress may deliver this prospectus in connection with short sales, and it may use shares it sells under this prospectus to cover those short sales.

         Fortress may enter into hedging transactions with broker- dealers, and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with Fortress. This may involve distributions of the common stock by those broker-dealers. Fortress may also enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell them or otherwise transfer them. Fortress may also pledge its shares to a broker-dealer to secure a loan or other agreement, and the broker-dealer may sell them or otherwise transfer them if Fortress defaults on the underlying loan or agreement.

         Brokers, dealers, underwriters or agents participating in the distribution of shares as agents may receive compensation in the form of commissions, discounts or concessions from Fortress and/or purchasers of common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both. This compensation as to a particular broker-dealer may be less than or in excess of customary commissions. Regulators may deem selling shareholders and any broker-dealers who act in connection with the sale of shares under this prospectus "underwriters" within the meaning of the Securities Act. Also, any commission they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. We cannot presently estimate the amount of such compensation. In addition, we do not know of existing arrangements between Fortress and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares included in this prospectus.

         We will pay all of the expenses required to be paid by us under the terms of our registration rights agreement with Fortress in connection with the registration, offering and sale of shares included in this prospectus, other than commissions or discounts of underwriters, broker-dealers or agents.

         We advised Fortress that while it seeks to sell shares under this prospectus it is required to comply with Regulation M under the Securities Exchange Act. With certain exceptions, Regulation M precludes it or any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares sold under this prospectus.

                                    TAXATION

         The applicable provisions of the Code are highly technical and complex. This summary is not intended as a detailed discussion of all applicable provisions of the Code, the rules and regulations promulgated thereunder, or the administrative and judicial interpretations thereof. For the particular provisions that govern the federal income tax treatment of the company and its stockholders, reference is made generally to Sections 856 and 860 of the Code and the treasury regulations promulgated thereunder. We have not obtained rulings from the Internal Revenue Service with respect to any tax considerations relevant to our organization or operations or to an investment in our common stock. This summary is not intended to substitute for prudent tax planning and stockholders are urged to consult their own tax advisors with respect to these and other federal, state and local tax consequences of the ownership and disposition of any of our common stock and any potential changes in applicable law. Nonresident aliens, non-U.S. persons and entities, tax-exempt organizations, life insurance companies, cooperatives and certain other categories of investors may be subject to special tax rules that are not discussed below and that could affect an investment in our common stock.

FEDERAL INCOME TAXATION OF CAPSTEAD MORTGAGE CORPORATION

         As used herein, "Capstead REIT" refers to Capstead Mortgage Corporation and the entities that are effectively consolidated with Capstead Mortgage Corporation for federal income tax purposes. Certain of the our subsidiaries (the "Non-REIT subsidiaries") are consolidated with Capstead Mortgage Company for financial reporting purposes but are not consolidated for federal income tax purposes. All of the Non-REIT subsidiaries' taxable income is subject to federal and state income taxes. We may form additional Non-REIT subsidiaries.

         So long as a corporation such as Capstead REIT qualifies as a REIT and distributes at least 90% of its REIT taxable income to stockholders, it will not be subject to federal corporate income taxes on such income distributed to stockholders, with limited exceptions discussed below. Under certain circumstances, a REIT may be subject to the corporate minimum tax or certain other special taxes. However, Capstead REIT does not anticipate generating material items of income or deductions that would cause it to be subject to the minimum tax or any such special tax.

QUALIFICATION AND TAXATION OF CAPSTEAD REIT AS A REIT

         Capstead REIT has made an election to be taxed as a REIT under Sections 856 through 860 of the Code effective for its taxable years ending on and after December 31, 1985. Capstead REIT's qualification and taxation as a REIT depends upon Capstead REIT's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. Capstead REIT believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT commencing with its 1985 taxable year, and Capstead REIT intends to continue to operate in such a manner. No assurance, however, can be given that Capstead REIT will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

         In the opinion of Andrews & Kurth L.L.P., tax counsel to Capstead REIT, for all of its taxable years beginning September 5, 1985 and ending December 31, 2000, Capstead REIT has met the requirements for qualification as a REIT under the Code and will be able to qualify as a REIT for taxable years beginning on and after January 1, 2001, provided that Capstead REIT continues to be organized and operated after the date of this prospectus so as to satisfy the applicable REIT requirements under the Code. This opinion is based on various assumptions relating to the organization and operation of Capstead REIT, and is conditioned upon the accuracy of certain representations made by Capstead REIT as to certain relevant factual matters relating to the organization and expected manner of operation of Capstead REIT and its subsidiaries. Andrews & Kurth L.L.P. is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Moreover, such qualification and taxation as a REIT will depend upon Capstead REIT's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. Andrews & Kurth L.L.P. will not review compliance with these tests on a continuing basis. No assurance can be given that Capstead REIT will satisfy such tests on a continuing basis. See "Failure to Qualify" below.

         The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

         So long as Capstead REIT continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its stockholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, Capstead REIT will be subject to federal income tax in the following circumstances. First, Capstead REIT will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, Capstead REIT may be subject to the "alternative minimum tax" on items of tax preference, if any. Third, if Capstead REIT has (1) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Capstead REIT has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Capstead REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amounts by which it fails the 75% or 90% gross income test. Sixth, if Capstead REIT should fail to distribute during each calendar year at least the sum of:

         - 85% of its REIT ordinary income for such year,

         - 95% of its REIT capital gain net income for such year and

         - any undistributed taxable income from prior periods,

it would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid. Seventh, Capstead REIT may be subject to a 100% excise tax with respect to certain "redetermined rents," "redetermined deductions," and "excess interest" to ensure arm's length (1) pricing for certain services provided by taxable REIT subsidiaries of Capstead REIT to Capstead REIT's tenants, if any, and (2) allocation of shared expenses between Capstead REIT and its taxable REIT subsidiaries. Finally, if Capstead REIT acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in Capstead REIT's hands is determined by reference to the basis of the asset or any other property in the hands of the corporation, and Capstead REIT recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by Capstead REIT, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by Capstead REIT over the adjusted basis of such property at such time), that gain will be subject to the highest corporate rate applicable, provided an election is made by Capstead REIT to defer this gain for the 10-year period under the principles of Section 1374 of the Code.

REQUIREMENTS FOR QUALIFICATION

         The Code defines a REIT as a corporation, trust or association:

         (1) that is managed by one or more trustees or directors;

         (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

         (3) that would be taxable as a domestic corporation, but for the REIT provisions of the Code;

         (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

         (5) the beneficial ownership of which is held by 100 or more persons;

         (6) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities (the "5/50 Rule");

         (7) that makes an election to be a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status;

         (8) that uses a calendar year for federal income tax purposes; and

         (9) that meets certain other tests, described below, regarding the nature of its income and assets.

         The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, and that condition (6) must be met during the last half of the taxable year. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A qualified employee benefit trust, however, generally is not considered an individual, and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust. Finally, Capstead REIT will be treated as having met condition (6) above if it has complied with certain Treasury Regulations for ascertaining the ownership of its stock for such year and if it did not know, or after the exercise of reasonable diligence would not have known, that its stock was sufficiently closely held during such year to cause it to fail condition (6).

         A corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned directly by the REIT. Certain subsidiaries of Capstead REIT constitute qualified REIT subsidiaries. Accordingly, in applying the income and asset tests described below, those subsidiaries will be ignored for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of those subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of Capstead REIT. Those subsidiaries therefore will not be subject to federal corporate income taxation, although they may be subject to state and local taxation.

         In the case of a REIT that is a partner in an entity that is classified for federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership, based on the REIT's capital interest in the partnership, and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the REIT provisions of the Code, including satisfying the gross income and asset tests described below.

         INCOME TESTS. In order for Capstead REIT to maintain its qualification as a REIT, two requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of its gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property or temporary investments, and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

         Capstead REIT does not presently earn substantial amounts of rental income. However, if Capstead REIT were to acquire rental real estate, the rent received by Capstead REIT from its tenants would qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant of Capstead REIT will not qualify as "rents from real property" in satisfying the gross income tests if Capstead REIT, or a direct or indirect owner of 10% or more of Capstead REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant") unless such tenant is a "taxable REIT subsidiary" of the REIT and certain other conditions are satisfied. Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the rent to qualify as "rents from real property," Capstead REIT generally must not operate or manage its properties or furnish or render services to the tenants of such properties, other than through an "independent contractor" who is adequately compensated and from whom Capstead REIT derives or receives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by Capstead REIT are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, the "independent contractor" requirement will not apply to noncustomary services provided by Capstead REIT, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided (the "1% de minimis exception"). For this purpose, such services may not be valued at less than 150% of Capstead REIT's direct cost of providing the services, and any gross income deemed to have been derived by Capstead REIT from the performance of noncustomary services pursuant to the 1% de minimis exception will constitute nonqualifying gross income under the 75% and 95% gross income tests. In addition, a "taxable REIT subsidiary" of a REIT may provide noncustomary services to the tenants of the REIT without causing the rents paid by such tenants to be disqualified as "rents from real property."

         If Capstead REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect, Capstead REIT attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Capstead REIT would be entitled to the benefit of those relief provisions. As discussed above in "Qualification and Taxation of Capstead REIT as a REIT," even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which Capstead REIT fails the 75% and 90% gross income tests.

         ASSET TESTS. At the close of each quarter of its taxable year, Capstead REIT also must satisfy several tests relating to the nature of its assets. First, at least 75% of the value of Capstead REIT's total assets must be represented by real estate assets, cash, cash items and government securities. Second, of the investments not included in the 75% asset class, the value of any one issuer's debt and equity securities owned by Capstead REIT may not exceed 5% of the value of Capstead REIT's total assets. Third, Capstead REIT may not own more than 10% of any one issuer's outstanding voting securities, nor more than 10% of the total value of any one issuer's outstanding debt and equity securities.

         The 5% and 10% asset tests described above do not apply to the securities of a "taxable REIT subsidiary" of Capstead REIT, although the value of the debt and equity securities of all taxable REIT subsidiaries owned by Capstead REIT cannot represent more than 20% of the value of the REIT's total assets. Any corporation in which a REIT directly or indirectly owns stock (other than another REIT, a corporation which directly or indirectly operates or manages a lodging facility or a health care facility, and, with certain exceptions, a corporation which directly or indirectly provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated) may be treated as a "taxable REIT subsidiary" if the REIT and the corporation file a joint election with the Internal Revenue Service for the corporation to be treated as a taxable REIT subsidiary of the REIT.

         A number of constraints are imposed on REITs and their taxable REIT subsidiaries to ensure that REITs cannot, through taxable REIT subsidiaries, engage in substantial non-real estate activities and also to ensure that taxable REIT subsidiaries pay an appropriate corporate-level tax on their income. For example, a taxable REIT subsidiary will be subject to the "earnings stripping" rules of the Code with respect to interest paid to the REIT, which could disallow a portion of the taxable REIT subsidiary's interest deductions under certain circumstances. In addition, a 100% excise tax may be imposed on the REIT with respect to certain "redetermined rents", "redetermined deductions", and "excess interest" to ensure arm's length (1) pricing for services provided by the taxable REIT subsidiary to REIT tenants and (2) allocation of shared expenses between the REIT and the taxable REIT subsidiary.

         DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, Capstead REIT is required to distribute with respect to each taxable year dividends, other than capital gain dividends, to its stockholders in an aggregate amount at least equal to (1) the sum of (A) 90% of its "REIT taxable income," computed without regard to the dividends paid deduction and its net capital gain, and (B) 90% of the net after tax income, if any, from foreclosure property, minus (2) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Capstead REIT timely files its federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that Capstead REIT does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates.

         Capstead REIT has made and intends to continue to make timely distributions sufficient to satisfy the minimum annual distribution requirements. It is possible, however, that Capstead REIT, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at Capstead REIT's taxable income, or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, Capstead REIT may arrange for borrowings to permit the payment of required dividends.

If Capstead REIT should fail to distribute during each calendar year at least the sum of:

         - 85% of its REIT ordinary income for such year,

         - 95% of its REIT capital gain income for such year and

         - any undistributed taxable income from prior periods,

it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid.

         Under certain circumstances, Capstead REIT may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although Capstead REIT may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

         RECORDKEEPING REQUIREMENTS. Pursuant to applicable Treasury Regulations, Capstead REIT must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares. Capstead REIT intends to comply with these requirements.

FAILURE TO QUALIFY

         If Capstead REIT fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax, including any applicable alternative minimum tax on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Capstead REIT fails to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Capstead REIT also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances Capstead REIT would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

         As long as Capstead REIT qualifies as a REIT, distributions made to taxable U.S. Stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. The term "U.S. Stockholder" means a holder of Capstead REIT's shares that for United States federal income tax purposes is:

         (1) a citizen or resident of the United States,

         (2) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or the District of Columbia,

         (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or

         (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

         Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed Capstead REIT's actual net capital gain for the taxable year) without regard to the period for which the U.S. Stockholder has held his or her shares. However, corporate U.S. Stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Stockholder to the extent that they do not exceed the adjusted basis of the U.S.

Stockholder's shares, but will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Stockholder's shares, such distributions will be included in income as capital gain, if such shares are capital assets in the hands of the U.S. Stockholder. In addition, any distribution declared by Capstead REIT in October, November or December of any year and payable to a U.S. Stockholder of record on a specified date in any such month will be treated as both paid by Capstead REIT and received by the U.S. Stockholder on December 31 of such year, provided that the distribution is actually paid by Capstead REIT during January of the following calendar year.

         Capstead REIT may make an election to treat all or part of its undistributed net capital gain as if it had been distributed to its stockholders. As described above, these undistributed amounts would be subject to corporate level tax payable by Capstead REIT. If Capstead REIT should make such an election, its stockholders would be required to include in their income as long-term capital gain their proportionate share of Capstead REIT's undistributed net capital gain as designated by Capstead REIT. Each such stockholder would be deemed to have paid his proportionate share of the income tax imposed on Capstead REIT with respect to such undistributed net capital gain, and this amount would be credited or refunded to the stockholder. In addition, the tax basis of the stockholder's stock would be increased by his proportionate share of undistributed net capital gains included in his income less his proportionate share of the income tax imposed on Capstead REIT with respect to such gains.

         U.S. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Capstead REIT. Instead, such losses would be carried over by Capstead REIT for potential offset against its future income (subject to certain limitations). Taxable distributions from Capstead REIT and gain from the disposition of its shares will not be treated as passive activity income and, therefore, U.S. Stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from Capstead REIT generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Capstead REIT's shares (or distributions treated as such), however, will be treated as investment income only if the U.S. Stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. Capstead REIT will notify stockholders after the close of Capstead REIT's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

         In general, any gain or loss realized upon a taxable disposition of Capstead REIT's shares by a U.S. Stockholder who is not a dealer in securities will be treated as a capital gain or loss. However, any loss upon a sale or exchange by a U.S. Stockholder who has held such shares for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss to the extent of distributions from Capstead REIT required to be treated by such U.S. Stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of Capstead REIT's shares may be disallowed if other Capstead REIT shares are purchased within 30 days before or after the disposition.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

         Capstead REIT will report to its U.S. Stockholders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Stockholder who does not provide Capstead REIT with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Stockholder's income tax liability. In addition, Capstead REIT may be required to withhold a portion of capital gain distributions to any U.S. Stockholders who fail to certify their non-U.S. Stockholder status to Capstead REIT.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). The IRS has ruled that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from Capstead REIT as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% (by value) of the shares of a REIT would be required to treat a percentage of the dividends on its shares as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income, less related direct expenses, derived by Capstead REIT from an unrelated trade or business (determined as if Capstead REIT were a pension trust) divided by the gross income, less related direct expenses, of Capstead REIT for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Common Stock only if (1) the UBTI Percentage is at least 5%, (2) Capstead REIT qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of Capstead REIT, in proportion to their actuarial interests in the pension trust and (3) either (A) one pension trust owns more than 25% of the value of such shares or (B) a group of pension trusts individually holding more than 10% of the value of shares collectively owns more than 50% of the value of the shares.

         Specific tax rules of a complex nature not summarized herein apply to non-U.S. investors in REITs. Accordingly, non-U.S. Stockholders should consult their own tax advisers concerning the federal income and withholding tax consequences and the state, local and foreign tax consequences of an investment in Capstead REIT.

STATE AND LOCAL TAXES

         State or local income tax treatment of Capstead REIT or holders of any of its securities may differ from the federal income tax treatment described above. As a result, prospective stockholders should consult their own tax advisers for an explanation of how state and local tax laws may affect their investment in Capstead REIT.

                                  LEGAL MATTERS

         Certain legal matters with respect to the securities offered hereby will be passed on for the company and Fortress by Andrews & Kurth L.L.P., Dallas, Texas, and for the underwriters or agents by counsel to be identified in the related prospectus supplement. Andrews & Kurth L.L.P. will rely as to all matters of Maryland law on Hogan & Hartson L.L.P., Baltimore, Maryland.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee ...........................................................   $38,311
Legal Fees and Expenses ........................................................   $40,000
Accounting Fees and Expenses ...................................................   $ 7,500
Printing Expenses ..............................................................   $ 5,000
Miscellaneous ..................................................................   $ 2,500
                                                                                   -------
           Total ...............................................................   $93,311
                                                                                   =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's charter provides for indemnification of directors to the full extent permitted by Maryland law, indemnification of officers who are also directors to the extent the Registrant shall indemnify its directors and indemnification of officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law.

         Section 2-418 of the Maryland General Corporation Law generally permits a Maryland corporation to indemnify any director made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administration, or investigative, by reason of service in his capacity as a director, unless it is established that (i) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; or, (ii) the director actually received an improper personal benefit in money, property, or services or, (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. If the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation. In addition, a director may not be indemnified in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet the requisite standard of conduct.

         Section 2-418 also provides that a court of appropriate jurisdiction may, upon application of a director and such notice as the court shall require, order indemnification if it determines that a director is entitled to reimbursement because the director has been successful on the merits or otherwise, in any such proceeding, in which case the director shall be entitled to recover the expenses of securing such reimbursement, or if the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the applicable standards of conduct or has been adjudged liable in the proceeding charging improper personal benefit to the director. Indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged on the basis that personal benefit was improperly received shall be limited to expenses. The indemnification and advancement of expenses provided or authorized by Section 2-418 may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. A corporation may indemnify and advance expenses to an officer, employee, or agent in the corporation to the same extent that it may indemnify directors under Section 2-418 and, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract. Section 2-418 also provides that a corporation may purchase and maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

         Capstead Mortgage Corporation provides insurance from commercial carriers against certain liabilities incurred by its directors and officers.

ITEM 16. EXHIBITS

         1.1      --Form of Underwriting Agreement

         3.1      --Charter of the Company, which includes Articles of
                    Incorporation, Articles Supplementary for each outstanding Series of Preferred Stock and all other amendments to such Articles of Incorporation

         3.2      --Amended and Restated Bylaws of the Company

         4.1      --Specimen of Common Stock Certificate.

         5.1      --Opinion of Andrews & Kurth L.L.P. as to the legality of the
                    Common Stock being offered.

         5.2      --Opinion of Hogan & Hartson L.L.P. as to the legality of the
                    Common Stock being offered.

         8.1      --Opinion of Andrews & Kurth L.L.P. as to certain tax
                    matters.

         23.1     --Consent of Ernst & Young LLP.

         23.2     --Consent of Andrews & Kurth L.L.P. (included in its opinions filed as Exhibits 5.1 and 8.1 hereto).

         23.3     --Consent of Hogan & Hartson L.L.P. (included in its opinion filed as Exhibit 5.2 hereto).

         24.1     --Power of Attorney (set forth on page II-4).

The Company will file as an Exhibit to a Current Report on Form 8-K any related forms utilized in the future and not previously so filed by means of an amendment.


ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) to include any prospectus required by section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) to reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) to include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration. Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (a)(I)(i) and
(a)(I)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit of proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 19th day of June, 2001.

                                       CAPSTEAD MORTGAGE CORPORATION


                                       By: /s/ ANDREW F. JACOBS
                                          --------------------------------------
                                          Andrew F. Jacobs
                                          Executive Vice President--Finance
                                          and Secretary

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Wesley R. Edens and Andrew F. Jacobs his true and lawful attorney-in-fact and agent, with full powers of substitution, for him and in his name, place and stead, in any and all capacities, to sign and to file any and all amendments, including post-effective amendments, to this registration statement with the Securities and Exchange Commission, granting to said attorney-in-fact power and authority to perform any other act on behalf of the undersigned required to be done in connection therewith.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                               TITLE                                  DATE
                ---------                               -----                                  ----
         /s/ WESLEY R. EDENS              Chairman, Chief Executive Officer,
         -----------------------          President and Director (Principal               June 19, 2001
             Wesley R. Edens                      Executive Officer)

        /s/ ANDREW F. JACOBS              Executive Vice President - Finance
        ------------------------          and Secretary (Principal Financial              June 19, 2001
            Andrew F. Jacobs                   and Accounting Officer)


        -------------------------                      Director                           June __, 2001
           Robert I. Kauffman

        /s/ PAUL M. LOW
        -------------------------                      Director                           June 19, 2001
               Paul M. Low


        -------------------------                      Director                           June __, 2001
              Ronn K. Lytle

        /s/ MICHAEL G. O'NEIL
        -------------------------                      Director                           June 19, 2001
            Michael G. O'Neil

        /s/ HOWARD RUBIN
        -------------------------                      Director                           June 19, 2001
              Howard Rubin

        /s/ MARK S. WHITING
        -------------------------                      Director                           June 19, 2001
             Mark S. Whiting

                                INDEX TO EXHIBITS

       EXHIBIT
       NUMBER                          DESCRIPTION
       -------                         -----------
         1.1      --Form of Underwriting Agreement

         3.1      --Charter of the Company, which includes Articles of
                    Incorporation, Articles Supplementary for each outstanding
                    Series of Preferred Stock and all other amendments to such Articles of Incorporation

         3.2      --Amended and Restated Bylaws of the Company

         4.1      --Specimen of Common Stock Certificate.

         5.1      --Opinion of Andrews & Kurth L.L.P. as to the legality of the
                    Common Stock being offered.

         5.2      --Opinion of Hogan & Hartson L.L.P. as to the legality of the
                    Common Stock being offered.

         8.1      --Opinion of Andrews & Kurth L.L.P. as to certain tax
                    matters.

         23.1     --Consent of Ernst & Young LLP.

         23.2     --Consent of Andrews & Kurth L.L.P. (included in its opinions filed as Exhibits 5.1 and 8.1 hereto).

         23.3     --Consent of Hogan & Hartson L.L.P. (included in its opinion filed as Exhibit 5.2 hereto).

         24.1     --Power of Attorney (set forth on page II-4).